EXHIBIT 99.1

COLLIERS INTERNATIONAL GROUP INC.

("Colliers")

Annual Meeting of

Colliers Shareholders held on April 12, 2016

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

	Brief Description of Matter Voted Upon	Outcome of Vote (1)	Proxies/Votes Received
			For	Against	Withheld	Not Voted/ Not Valid
1.	In respect of the appointment of PricewaterhouseCoopers LLP, Chartered Accountants and Licensed Public Accountants, as the independent auditors of Colliers until the close of the next annual meeting of the shareholders and authorizing the directors of Colliers to fix their remuneration	Approved	52,886,099 (98.45%)	–	834,002 (1.55%)	–
2.	In respect of the individual election, as directors of Colliers, of the seven nominees named in the Management Information Circular of Colliers dated March 1, 2016 (the "Circular")
	• David R. Beatty	Approved	51,917,315 (98.16%)	–	974,776 (1.84%)	828,010
	• Peter F. Cohen	Approved	51,839,856 (98.01%)	–	1,052,235 (1.99%)	828,010
	• John (Jack) P. Curtin, Jr.	Approved	51,890,729 (98.11%)	–	1,001,362 (1.89%)	828,010
	• Michael D. Harris	Approved	49,022,598 (92.68%)	–	3,869,493 (7.32%)	828,010
	• Jay S. Hennick	Approved	52,323,195 (98.92%)	–	568,896 (1.08%)	828,010
	• Katherine M. Lee	Approved	52,689,587 (99.62%)	–	202,504 (0.38%)	828,010
	• L. Frederick Sutherland	Approved	52,783,657 (99.79%)	–	108,434 (0.21%)	828,010

(1)	The votes for items 1 and 2 were conducted and approved by way of a show of hands; the number of votes disclosed for these items reflects those proxies received by management in advance of the meeting.

DATED: April 12, 2016